Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Earnings:
Pretax income	$32,639	84,489	$112,406	$182,607
Add fixed charges as adjusted (from below)	41,719	45,402	87,191	90,708
	$74,358	$129,891	$199,597	$273,315
Fixed charges:
Interest expense:
Corporate	$38,009	$40,539	$79,475	$81,056
Amortization of deferred financing costs	1,389	2,443	3,005	4,865
Portion of rent representative of interest	2,321	2,420	4,711	4,787
Fixed charges	$41,719	$45,402	$87,191	$90,708
Ratio (earnings divided by fixed charges)	1.78	2.86	2.29	3.01